Exhibit 99.8

NICE Satmetrix Selected by Financial Services Company Midland States Bank to
Build a Unified Customer-Centric Culture with a Holistic Voice of the Customer

Midland States Bank leverages NICE Satmetrix to unify growth strategies around comprehensive CX insights

Hoboken, N.J., October 21, 2020 – NICE (Nasdaq: NICE) today announced that Midland States Bank, a wholly-owned subsidiary of Midland States Bancorp, Inc. (Nasdaq: MSBI), has selected NICE Satmetrix to unify its growth strategies, culture, and operations around its mission to continue a customer-centric culture. Having grown rapidly through acquisitions, while representing a diversified portfolio of banking services and financial products, Midland supports a wide variety of customer segments across locations, product and service touchpoints. Company leadership quickly recognized that in order to build a visibly unified customer-centric culture, they needed a holistic Voice of the Customer (VoC) solution.

Through an extensive selection process, NICE Satmetrix was identified as the right partner to provide three key strengths needed to evolve the customer focus for Midland:

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A best in class solution that drives real-time, holistic data – NICE Satmetrix VoC solution combines direct, indirect, and operational feedback to provide a comprehensive view of the holistic customer journey.

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Targeted, actionable insights that power business results – The solution brings the ability to filter data into meaningful actions that are tuned to the right roles, to keep customer feedback at the forefront of daily operations.

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Flexible, adaptive tools that empower strategic agility – NICE Satmetrix enables users across the organization to quickly take action with self-service customer experience management tools - to close the loop, prevent attrition, and adapt to customer needs in real-time.

“The NICE Satmetrix solution unifies all technology elements needed to meet the needs of our bank, but it was the team’s passion and precision that really fueled the partnership,” said Aaron Rios, Director of Operations, Midland States Bank. “With the dedicated support of the NICE Satmetrix team, we have already identified several customer service themes, and are making quick tactical adjustments that help to drive the customer experience transformation that is so important during our rapid growth.”

“NICE Satmetrix is excited to partner with Midland States Bancorp in support of a unified culture of customer centricity that inspires exceptional products and services,” said Barry Cooper, NICE Enterprise Group President. “We deliver the flexibility needed to measure and quickly act on customer insights across the complete customer journey, driving holistic experience transformation, business results, and competitive advantage.”

NICE Satmetrix gives enterprises the power to unlock the value of CX data and insights – across the holistic customer journey from the contact center and beyond – to increase customer satisfaction, loyalty, and advocacy and reduce customer churn. NICE Satmerix is a holistic, unified, and integrated Customer Experience Management (CEM) solution that delivers actionable customer experience insights that are dynamic, predictive, and prescriptive to roles across the organization. NICE Satmetrix co-founded NPS and built its complete solution from the ground up to operationalize customer feedback insights all along the customer journey.

About Midland States Bancorp, Inc.
Midland States Bancorp, Inc. is a community-based financial holding company headquartered in Effingham, Illinois, and is the sole shareholder of Midland States Bank. As of June 30, 2020, Midland had total assets of approximately $6.64 billion, and its Wealth Management Group had assets under administration of approximately $3.25 billion. Midland provides a full range of commercial and consumer banking products and services, business equipment financing, merchant credit card services, trust and investment management, and insurance and financial planning services. Midland also provides servicing of multi-family and healthcare facility FHA loans. For additional information, visit https://www.midlandsb.com/ or on LinkedIn at https://www.linkedin.com/company/midland-states-bank.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.